UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-36582

Auris Medical Holding AG
(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21
6300 Zug, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

AURIS MEDICAL HOLDING AG

Press Release Regarding the Offering Dated May 4, 2015

On May 4, 2015, Auris Medical Holding AG (the “Company”) issued a press release announcing that it intends to conduct a public offering of 6,000,000 of its common shares, as well as up to an additional 900,000 common shares that may be sold to the underwriters to cover over-allotments (the “Offering”).  The Company is filing a copy of the press release relating to the Offering as Exhibit 99.1 hereto, which is incorporated by reference herein.

The press release was issued pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933 (as amended), and is neither an offer to sell nor a solicitation of an offer to buy common shares or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, common shares or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Notice of Updated Disclosure.

In connection with the Offering, the Company provided the updated disclosure set forth below in its Registration Statement on Form F-1/A, filed May 4, 2015, and accordingly is furnishing such information herein.

As of March 31, 2015, the Company had cash and cash equivalents of CHF 49.7 million.  The Company believes that the net proceeds from the Offering, together with its current cash and cash equivalents, will enable it to fund its operating expenses and capital expenditure requirements for at least the next 36 months.

Forward-Looking Statements

This Form 6-K may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s prospectus relating to its Registration Statement on Form F-1, as amended, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG
By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: May 4, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 4, 2015